ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

20 June 2011

Allied Gold Limited

SUSPENSION FROM OFFICIAL QUOTATION

The securities of Allied Gold Limited (the "Company") will be suspended from quotation at the close of trading today, following the admission of Allied Gold Mining PLC, the successor entity of the Company, to the Official List.

Security Code: ALD

Kerrie Papamihail
Assistant Manager, Listings (Perth)